Exhibit 99.3

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

May 11, 2011

To:	All Applicable Securities Commissions	“VIA SEDAR”
and
To:	Toronto Stock Exchange

Dear Sirs:

Re:	Annual and Special General Meeting

We advise that the directors of the Company have fixed the record and meeting date for the upcoming Meeting of Shareholders as follows:

1.	Meeting Type	:	Annual and Special General Meeting
2.	Class of Securities Entitled to Receive Notice	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number:	:	687082107
5.	ISIN:	:	CA6870821072
6.	Record Date for Notice	:	June 6, 2011
7.	Record Date for Voting	:	June 6, 2011
8.	Beneficial Ownership Determination Date	:	June 6, 2011
9.	Meeting Date	:	July 19, 2011
10.	Meeting Location	:	Vancouver, BC

If you require any further information, please contact the undersigned.

Yours sincerely,

OROMIN EXPLORATIONS LTD.

“Elizabeth Anderson”
Elizabeth Anderson
Senior Administrator

/ea

cc:	Mita Garcia, Computershare Investor Services Inc.
Peter McArthur/Britt Redenbach, Miller Thomson LLP
David Harris, Davidson & Company, Chartered Accountants
U.S. Regulatory Authorities (with Form 6K)
James G. Stewart
Ian Brown